UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 10) *

Arch Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

03939W 208

(CUSIP Number)

Michael Parker

1928 East Highland Avenue, Suite F104-558

Phoenix, Arizona 85016

(480) 717-0911

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)
☒ Rule 13d-1(c)
☐   Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03939W 208	SCHEDULE 13G	Page 2 of 6 Pages

1.NAMES OF REPORTING PERSONS

Michael Parker

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)

(a)☐

(b)   ☒

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.SOLE VOTING POWER

64,555 shares of Common Stock (see Appendix A)

6.SHARED VOTING POWER

41,634 shares of Common Stock (see Appendix A)

7.SOLE DISPOSITIVE POWER

64,555 shares of Common Stock (see Appendix A)

8.SHARED DISPOSITIVE POWER

41,634 shares of Common Stock (see Appendix A)

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

106,189 shares of Common Stock (see Appendix A)

10.CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)

☒

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.497% (see Appendix A)

12.TYPE OF REPORTING PERSON (see instructions)

IN

CUSIP No. 03939W 208	SCHEDULE 13G	Page 3 of 6 Pages

Introductory Note

On January 17, 2023, the Issuer filed a Current Report on Form 8-K with the U.S. Securities and Exchange Commission in which the Issuer reported that it had completed a 1-for-200 reverse stock split of its Common Stock (the “Split”).  The Reporting Person believes that the Split has not been fully implemented in terms of matters such as the exchange of pre-Split stock certificates for post-Split stock certificates, the reporting of the exact number of shares of Common Stock outstanding after the Split, and the like.  A number of the share figures and percentages contained herein are based on the Reporting Person’s best estimates derived from information reported by the Issuer.  The Issuer also reported that the Common Stock’s CUSIP No. had changed to “03939W 208.”

Furthermore, this Amendment No. 10 is being filed to add a word omitted from Appendix A of Amendment No. 9 (i.e., the word “not”) regarding the waiver of certain contractual provisions.  This addition makes clear that such provisions have not been waived as of the date of the filing of either Amendment No. 9 or this Amendment No. 10.  This addition is the only change from Amendment No. 9, and the remainder of Amendment No. 9 remains in full force and effect.

Item 1.

(a)Name of Issuer

Arch Therapeutics, Inc.

(b)Address of Issuer's Principal Executive Offices

235 Walnut Street, Suite 6, Framingham, MA  01702

Item 2.

(a)Name of Person Filing

This Statement is filed by Michael Parker.

(b)Address of the Principal Office or, if none, residence

The Reporting Person’s address is 1928 East Highland Avenue, Suite F104-558, Phoenix, Arizona 85016

(c)Citizenship

The Reporting Person is a citizen of the United States.

(d)Title of Class of Securities

Common Stock, par value $0.001 per share

(e)CUSIP Number

03939W 208

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 03939W 208	SCHEDULE 13G	Page 4 of 6 Pages

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:  See Row 9 of the cover page for each Reporting Person.

(b)Percent of class:  See Row 11 of the cover page for each Reporting Person.

(c)Number of shares as to which the person has:

(i)Sole power to vote or to direct the vote: See Row 5 of the cover page for each Reporting Person.

(ii)Shared power to vote or to direct the vote:  See Row 6 of the cover page for each Reporting Person.

(iii)Sole power to dispose or to direct the disposition of:  See Row 7 of the cover page for each Reporting Person.

(iv)Shared power to dispose or to direct the disposition of:  See Row 8 of the cover page for each Reporting Person.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following    ☐*.

Instruction. Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8.  Identification and Classification of Members of the Group.

Not applicable

Item 9.  Notice of Dissolution of Group.

Not applicable

CUSIP No. 03939W 208	SCHEDULE 13G	Page 5 of 6 Pages

Item 10.  Certification.

(a)The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

(b)The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 27, 2023

/s /Michael Parker
Signature

Michael Parker
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

CUSIP No. 03939W 208	SCHEDULE 13G	Page 6 of 6 Pages

APPENDIX A

The Reporting Person owns outright 39,555 shares.  He also is the sole manager of Tungsten III LLC, which owns outright 25,000 shares of Common Stock, and as a result, the Reporting Person may be deemed to be the beneficial owner of these shares. The Reporting Person also is the spouse of Ana Parker, who owns outright 41,634 shares.  Because the Reporting Person shares with Mrs. Parker the voting and dispositive power over these 41,634 shares, the Reporting Person may be deemed to be the beneficial owner of these shares as well.  As a result, the Reporting Person may be deemed to be the beneficial owner of a total of 106,189 shares.

The Reporting Person disclaims any beneficial ownership of any of the 23,438 shares of Common Stock that may be acquired upon the exercise of Series K Warrants (which expire August 17, 2026) held by him, and any of the following shares that may be acquired by Ana Parker (his spouse) upon the exercise of the following warrants issued in her name: the 3,000 shares of Common Stock that may be acquired upon the exercise of Series G Warrants (which expire July 2, 2023), the 6,154 shares of Common Stock that may be acquired upon the exercise of Series H Warrants (which expire May 14, 2024), the 17,143 shares of Common Stock that may be acquired upon the exercise of Series I Warrants (which expire October 18, 2024),  and the 48,290 shares of Common Stock that may be acquired upon the exercise of a Warrants dated July 6, 2022 (which expire July 6, 2027), as all such warrants cannot be exercised until such time as the holder would not beneficially own, after such exercise, more than 4.9% of the outstanding shares of Common Stock (the “Blocker”); provided, however, that the holder may waive such ownership limitation, in which case such waiver will become effective sixty-one (61) days after the holder's delivery of such waiver notice.  As of the date of this Schedule 13G, such limitation has not been waived.  The Reporting Person also disclaims any beneficial ownership of any of the 103,558 shares of Common Stock issuable upon the conversion of the outstanding principal of and accrued interest on two Series 2 Notes issued to Ana Parker, as such Notes cannot be converted until such time as the holder would not beneficially own, after such conversion, more than 4.99% of the outstanding shares of Common Stock; provided, however, that the holder may increase (up to 9.99%), or decrease, the preceding percentage limitation, provided that no increase will become effective until sixty-one (61) days after the holder's delivery of notice of such increase.  As of the date of this Schedule 13G, no notice of any increase in the percentage ownership limitation described in the preceding sentence has been given.

The Reporting Person believes that the most recently reported figure for outstanding shares is contained in the Company's 10-K filed on December 28, 2022 and was 249,936,370 prior to the Split.  In computing the ownership percentages set forth herein, the Reporting person has used the figure of 1,249,682 (one two hundredths of the most recently reported figure), although this figure is not believed to be exact.